THERMO TERRATECH INC.
                                 81 Wyman Street
                               Waltham, MA  02254


                                  May 12, 1997


        The Randers Group Incorporated
        570 W. Seminole Road
        Muskegon, Michigan  49444

            Attention:  Thomas R. Eurich, President

        Dear Tom:

            This letter sets forth our proposal with respect to the sale to The Randers Group Incorporated ("Randers") of the wholly owned engineering and consulting businesses, including the Killam group of companies (collectively, the "Business"), of Thermo TerraTech Inc. ("Thermo"). If you agree to the terms proposed, please so indicate by signing and returning a copy of this letter of intent to me.

            1.    Purchase Price; Consideration.  The purchase price for
                  -----------------------------
        the Business will be mutually determined during the course of our negotiations, but, in any event, would not be less than the book value of the Business as of the closing of the sale of the Business to Randers (the "Closing"). At the Closing, Randers will deliver to Thermo the number of newly issued shares (the "Shares") of Randers' Common Stock, $.0001 par value per share ("Common Stock"), that equals such agreed price divided by $0.625.

            2.    Conditions of the Transaction.  The acquisition of the
                  -----------------------------
        Business by Randers is subject to the following conditions:

                  a. The completion by Randers of its due diligence review of the business and assets of the Business, the scope and results of which are satisfactory to Randers. Such due diligence would include, without limitation, contacts with customers, employees and suppliers, review of environmental, tax, employee benefits and insurance matters, review of the lease terms for any and all real property occupied by the Business and legal due diligence, including litigation and contract review;

                  b. The negotiation and execution of a mutually acceptable Purchase and Sale Agreement containing customary terms and conditions and representations and warranties by Thermo regarding the Business (the "Agreement");

                  c.   The final approval of the Directors and
             shareholders of Randers and of the      Directors of Thermo;
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                  d.   The absence of any development in the status or
             outlook of the Business between the date of this letter of intent and the Closing, which in the reasonable judgment of Randers is materially adverse to the Business;

                  e. The receipt by Randers of an opinion of an investment bank to the effect that the transactions contemplated hereby are fair to Randers from a financial point of view;

                  f.   The receipt of any required regulatory approvals;

                  g.   The listing of the Shares on the American Stock
             Exchange; and

                  h. Continued listing of the Common Stock on the American Stock Exchange following the issuance of the Shares.

            3.    Obligation to Update.  During the period between the
                  --------------------
        date of acceptance of this letter of intent and the Closing, Thermo will advise Randers on a timely basis of all transactions, commitments or contingencies that may arise that are of material significance to the Business or not in the ordinary course of the Business. Such advice is for information purposes only; Randers has no authority of approval or disapproval, and Thermo is totally responsible for the consequences of any actions that it elects to take during this period.

            4.    Announcements.  The content of any public announcement
                  -------------
        by Randers concerning the subject matter of this letter of intent will be subject to the review and approval of Thermo, such review to be timely and approval not to be unreasonably withheld.

            5.    Confidentiality.  As some of the information Randers is
                  ---------------
        to receive regarding the Business is proprietary and has not been made available to the public, Randers, its affiliates and its representatives understand and agree that such information is provided solely for the purpose of evaluating the transaction contemplated herein and will not disclose any of such information to any third party, except as required by applicable law, legal process or a stock exchange, without the prior written consent of Thermo, provided, however, that any such information may be disclosed to Randers' representatives who need to know such information for the purpose of evaluating the transaction contemplated herein and who agree to keep such information confidential. The obligations of Randers, its affiliates and its representative under this paragraph shall not apply to information that (i) is or becomes generally available to the public other than as a result of a breach of this letter of intent by Randers, its affiliates or its representatives, (ii) becomes available to Randers from a source other than Thermo or its representatives or agents, which source, to Randers'
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        knowledge, is not bound by a confidentiality obligation, (iii) is known to Randers prior to receiving such information, or (iv) has been or subsequently is independently developed by Randers.

            6.    Non-Contravention.  Each party represents and warrants
                  -----------------
        to the other that its execution of this letter of intent does not, and the consummation of the transaction contemplated hereby will not, cause any breach of any other agreement or other obligation, whether written or otherwise, by which such party is bound or to which such party's assets are subject.

            7.    Closing.  The parties intend to use their best efforts
                  -------
        to cause the Closing to occur by August 15, 1997 and, in any event, as soon as practicable.

            8.    Binding Effect; Termination.  Notwithstanding anything
                  ---------------------------
        else herein to the contrary, in consideration of the costs that the parties will incur in pursuing this transaction, paragraphs 3, 4 and 5 shall be binding on the parties. However, if the transaction is not consummated by September 15, 1997, (i) this letter of intent shall become null and void as of such date, except for paragraphs 4 and 5 and (ii) Randers' obligations under paragraph 5 shall expire two years after the date this letter of intent is executed by the parties. Nothing contained herein shall constitute a legally binding obligation to purchase or sell the Business, and, except as expressly provided herein, no party shall be legally bound to the other unless and until a definitive Agreement shall have been duly authorized, executed and delivered by the parties.

            9.    Governing Law.  This letter of intent shall be governed
                  -------------
        exclusively by the laws of the State of Delaware.

            10.   Counterparts.  This letter of intent may be executed in
                  ------------
        one or more counterpart copies, and all of such copies shall together constitute a single document.

                                      THERMO TERRATECH INC.


                                      By: /s/ John P. Appleton
                                          ----------------------------
                                           John P. Appleton
                                           President and Chief Executive
                                           Officer
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        The terms and conditions of the foregoing letter
        of intent between Thermo TerraTech Inc. and
        The Randers Group Incorporated are hereby
        ACCEPTED AND AGREED:


        THE RANDERS GROUP INCORPORATED


        By: /s/ Thomas R. Eurich
            -------------------------------
            Thomas R. Eurich
            President









        AA971330009